Condensed Consolidated Financial Statements
(in thousands of United States Dollars, unless otherwise stated)

March 31, 2015

CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands of United States dollars)

	March 31	December 31
As at	2015	2014

ASSETS
Current assets
Cash	$91,084	$89,031
Receivables	14,112	14,076
Current income tax receivable	4,961	5,166
Inventories (Note 5)	75,083	73,116
Prepaids and deposits	1,581	2,565
	186,821	183,954

Non-current assets
Investments	176	184
Long-term inventories (Note 5)	102,136	103,156
Investments in associate and joint venture	23,288	23,434
Other long-term assets	47,910	51,042
Property, plant and equipment & mining interests (Note 6)	1,655,390	1,638,730
Intangible assets (Note 7)	27,567	39,633
Goodwill	241,693	241,693
	$2,284,981	$2,281,826

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$41,514	$42,046
Current income tax liability	452	407
Derivative liabilities (Note 15)	2,823	447
Current portion of debt and equipment financing obligations (Note 8)	6,592	6,308
Current portion of obligation to renounce flow-through exploration expenditures (Note 9)	4,390	857
Current portion of provisions	1,671	2,056
	57,442	52,121

Non-current liabilities
Debt and equipment financing obligations (Note 8)	306,220	308,064
Obligation to renounce flow-through exploration expenditures (Note 9)	1,853	-
Provisions	27,508	29,529
Deferred income tax liability	289,216	260,902
	682,239	650,616

SHAREHOLDERS' EQUITY
Capital stock (Note 10)	2,041,791	2,029,991
Contributed surplus	63,089	62,316
Deficit	(501,897)	(460,848)
Accumulated other comprehensive loss	(241)	(249)
	1,602,742	1,631,210
	$2,284,981	$2,281,826

Events after the reporting period (Note 17)

See accompanying notes to the unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of United States dollars, except per share amounts)

	2015	2014
		Restated
For the three months ended March 31		(Note 3)

Revenue from mining operations	$65,359	$70,953

Cost of sales:
Production costs	37,712	47,893
Refining costs	190	140
Amortization and depletion	21,585	28,593
Reclamation, care and maintenance costs	32	935
Total cost of sales	59,519	77,561

General and administrative	4,750	9,256
Exploration and business development	406	200
Impairment charges (Note 11)	3,175	-
Loss from operations (Note 11)	(2,491)	(16,064)

Finance costs	(5,816)	(2,017)
Foreign exchange loss	(5,046)	(2,854)
Other income / (loss) (Note 12)	6,973	(11,482)
Equity in loss of associate and joint venture	(145)	(92)
Loss before income taxes	(6,525)	(32,509)

Deferred income tax expense / (recovery)	28,314	(3,811)
Current income tax expense	419	193
	28,733	(3,618)

Net loss	$(35,258)	$(28,891)

Loss per share (Note 13)
Basic loss per share	$(0.14)	$(0.12)
Diluted loss per share	$(0.14)	$(0.12)
Weighted average shares outstanding (Note 13)
Basic	250,838,735	248,153,886
Diluted	250,838,735	248,153,886

See accompanying notes to the unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited, in thousands of United States dollars)

For the three months ended March 31	2015	2014
Net loss	$(35,258)	$(28,891)
Items that may be reclassified subsequently to net loss:
Unrealized gain on investments	8	2,591
Reclassification of accumulated losses on investments to net loss	-	2,740
Total other comprehensive income	8	5,331
Comprehensive loss	$(35,250)	$(23,560)

See accompanying notes to the unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of United States dollars)

For the three months ended March 31	2015	2014

OPERATING ACTIVITIES
Net loss	$(35,258)	$(28,891)
Payments to settle derivative liabilities (Note 15)	(482)	-
Payments to settle provisions	(198)	-
Non-cash adjustments to reconcile net loss to operating cash flows (Note 14)	52,886	42,360
Change in non-cash operating working capital (Note 14)	(2,916)	11,022
Operating cash flows	14,032	24,491

INVESTING ACTIVITIES
Expenditures on property, plant and equipment, mining interests & intangible assets	(35,171)	(55,612)
Increase in restricted cash	-	(173,756)
Sale of investments	-	13,986
Proceeds from termination of retained interest royalty (Note 7)	16,725	-
Investing cash flows	(18,446)	(215,382)

FINANCING ACTIVITIES
Repayment of debt and equipment financing obligations	(1,641)	(76,401)
Proceeds from debt and equipment financing obligations	-	305,314
Payment of financing fees on debt	-	(5,915)
Payment of dividends (Note 10(b))	(5,187)	(8,665)
Proceeds from exercise of stock options	291	2
Proceeds from issuance of flow-through shares (Note 9)	15,312	-
Financing cash flows	8,775	214,335
Impact of foreign exchange on cash	(2,308)	(786)

Net increase in cash	2,053	22,658

Cash, beginning of period	89,031	142,652
Cash, end of period	$91,084	$165,310

See accompanying notes to the unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(unaudited, in thousands of United States dollars)

For the three months ended March 31	2015	2014

Capital stock
Balance, beginning of period	$2,029,991	$2,021,837
Shares issued on redemption of performance share units	175	-
Shares issued through dividend reinvestment plan	565	1,208
Shares issued through employee share purchase plan	621	484
Shares issued for cash pursuant to exercise of stock options	291	2
Fair value of share-based compensation on stock options exercised	334	4
Shares issued through flow-through financing (Note 9)	9,814	-
Balance, end of period	$2,041,791	$2,023,535

Contributed surplus
Balance, beginning of period	$62,316	$55,945
Fair value of performance share units redeemed	(175)	-
Fair value of share-based compensation on stock options exercised	(334)	(4)
Share-based compensation	1,282	2,362
Balance, end of period	$63,089	$58,303

Deficit
Balance, beginning of period	$(460,848)	$(284,632)
Dividends declared (Note 10(b))	(5,791)	-
Net loss	(35,258)	(28,891)
Balance, end of period	$(501,897)	$(313,523)

Accumulated other comprehensive (loss) / income from available-for-sale investments
Balance, beginning of period	$(249)	$(5,268)
Other comprehensive income	8	5,331
Balance, end of period	$(241)	$63

Total shareholders' equity	$1,602,742	$1,768,378

See accompanying notes to the unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

1.	Corporate information

AuRico Gold Inc. and its subsidiaries (collectively, the “Company” or “AuRico Gold”) are engaged in the mining, development and exploration of resource properties. AuRico Gold Inc. is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The condensed consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated May 6, 2015.

2.	Basis of preparation and statement of compliance

These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2014, except as disclosed below in note 4(a).

These condensed consolidated interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014 prepared in accordance with IFRS as issued by the IASB.

3.	Change in accounting policy and retrospective restatement

The condensed consolidated financial statements reflect the retrospective application of a voluntary change in accounting policy adopted in 2014 to classify, in the Condensed Consolidated Statements of Operations, foreign exchange gains and losses arising on the translation of deferred income tax assets and liabilities within deferred income tax recovery instead of within foreign exchange gains / (losses), as previously reported. The change in accounting policy was adopted in accordance with IAS 12, Income Taxes, which provides a policy choice to classify exchange differences arising from translation of deferred income tax assets and liabilities within deferred income tax expense / (recovery). The Company considers the classification of these exchange differences within deferred income tax recovery in the Condensed Consolidated Statements of Operations to be the most useful to financial statement users and, consequently, that this presentation results in reliable and more relevant information.

The following table outlines the effect of this accounting policy change for the three months ended March 31, 2014:

	Reported	Restatement	Restated
Foreign exchange gains / (losses)	$5,524	$(8,378)	$(2,854)
Deferred income tax (expense) / recovery	(4,567)	8,378	3,811
Net loss	(28,891)	-	(28,891)

4.	Accounting changes and recent pronouncements

(a)	Adoption of new accounting standards

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2015:

Amendments to IAS 19, Employee Benefits, clarify requirements in relation to contributions by employees and third parties. In addition, these amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. There was no impact on the Company’s condensed consolidated financial statements upon the adoption of these amendments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

(b)	Standards issued but not yet adopted

For the purposes of preparing and presenting the Company’s condensed consolidated interim financial statements, the Company has adopted all applicable standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2015. Standards and interpretations issued, but not yet adopted include:

Effective for the Company
Amendments to IAS 1, Presentation of Financial Statements	January 1, 2016
Amendments to IAS 16, Property, Plant and Equipment	January 1, 2016
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2016
Amendments to IAS 38, Intangibles	January 1, 2016
Amendments to IFRS 10, Consolidated Financial Statements	January 1, 2016
Amendments to IFRS 11, Joint Arrangements	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018

In December 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements. These amendments clarify materiality guidance, aggregation and disaggregation of items in the statement of financial position, aggregation of an entity’s share of other comprehensive income of equity-accounted associates and joint ventures, and guidance on ordering of financial statement notes. These amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Company’s consolidated financial statements as revenue-based depreciation or amortization methods are not used.

In September 2014, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, and IFRS 10, Consolidated Financial Statements. These amendments address a conflict between IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. These amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

In May 2014, the IAS issued amendments to IFRS 11, Joint Arrangements. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The standard replaces IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfer of Assets from Customers; and SIC 31, Revenue – Barter Transactions Involving Advertising Services. This standard establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers. This standard is effective for annual periods beginning on or after January 1, 2017, and permits early adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. The IASB has determined the revised effective date for IFRS 9 will be for annual periods beginning on or after January 1, 2018. The Company will evaluate the impact of the change to the consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

7

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

5.	Inventories

	March 31	December 31
	2015	2014
Supplies	$20,588	$20,286
Ore stockpiles	21,635	22,025
Ore in process	132,126	132,035
Finished goods	2,870	1,926
	177,219	176,272
Less: Long-term inventories	(102,136)	(103,156)
	$75,083	$73,116

Ore inventories carried at net realizable value totalled $141,623 at March 31, 2015 (December 31, 2014 - $141,038).

6.	Property, plant and equipment & mining interests

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
Cost
At December 31, 2014	$717,736	$1,210,573	$19,351	$92,899	$2,040,559
Additions	13,761	16,674	5,864	4,028	40,327
Disposals	(1,625)	-	-	-	(1,625)
At March 31, 2015	$729,872	$1,227,247	$25,215	$96,927	$2,079,261
Accumulated amortization and depletion and impairment charges
At December 31, 2014	$(107,240)	$(288,393)	$(5,580)	$(616)	$(401,829)
Amortization and depletion	(7,302)	(12,047)	-	-	(19,349)
Impairment charges	-	-	-	(3,175)	(3,175)
Disposals	482	-	-	-	482
At March 31, 2015	$(114,060)	$(300,440)	$(5,580)	$(3,791)	$(423,871)
Carrying value
At December 31, 2014	$610,496	$922,180	$13,771	$92,283	$1,638,730
At March 31, 2015	$615,812	$926,807	$19,635	$93,136	$1,655,390

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The carrying values by component are as follows:

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
El Chanate	$8,906	$33,052	$1,481	$-	$43,439
Young-Davidson	580,237	893,755	18,154	-	1,492,146
Corporate and other	26,669	-	-	93,136	119,805
At March 31, 2015	$615,812	$926,807	$19,635	$93,136	$1,655,390

El Chanate	$9,403	$29,173	$1,304	$-	$39,880
Young-Davidson	573,485	893,007	12,467	-	1,478,959
Corporate and other	27,608	-	-	92,283	119,891
At December 31, 2014	$610,496	$922,180	$13,771	$92,283	$1,638,730

The carrying value of construction in progress at March 31, 2015 was $64,384 (December 31, 2014 - $57,057).

The Company has made non-cancellable commitments to acquire property, plant and equipment totaling $10,518 at March 31, 2015 (December 31, 2014 - $9,189).

7.	Intangible assets

As part of the consideration received from the sale of the Fosterville and Stawell mines on May 4, 2012 to Crocodile Gold Corporation (“Crocodile Gold”), the Company received a retained interest royalty. Per the agreement, once the cumulative free cash flow generated by the mines subsequent to closing reached $60 million Canadian dollars (“CAD”), the Company would receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Company would receive 20% of any cumulative free cash flow in excess of CAD $120 million.

On January 14, 2015, following receipt of regulatory approval, the Company and Crocodile Gold terminated the retained interest royalty. As consideration for the termination of the retained interest royalty, the Company received cash proceeds of $16,725 (CAD $20,000) upon closing and was granted a net smelter return royalty of 2% from the Fosterville mine and 1% from the Stawell mine. The net smelter return royalties were recognized as intangible assets at their estimated fair values of $9,207 in aggregate at the date of acquisition, and a gain of $5,215, resulting from the termination of the retained interest royalty, was recognized in other income / (loss) in the three months ended March 31, 2015 (note 12).

The Company depletes these assets using the unit-of-production method. Income from these arrangements is recognized when related ounces are shipped. The Fosterville royalty commenced upon closing of the agreement, and the Stawell mine royalty will commence on the earlier of January 1, 2016 or the date immediately following the production of 10,000 ounces from the Big Hill Project.

During the three months ended March 31, 2015, the Company recognized income and depletion expense of $624 and $310 on the net smelter return royalties, respectively. The carrying value of these assets at March 31, 2015 was $8,897.

8.	Debt and equipment financing obligations

The Company has entered into financing obligations and capital leases for equipment, which expire at various dates between 2015 and 2020. Interest payable on the various obligations ranges from fixed rates of 2.71% to 5.77% . During the three months ended March 31, 2015, the Company entered into capital leases with a total initial value of $3,904.

9

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

9.	Flow-through shares

In March 2015, the Company completed flow-through financings for gross proceeds of $15,312 (CAD $19,473). As a result, the Company issued 3,292,922 common shares. In September 2014, the Company completed a flow-through financing for gross proceeds of $4,566 (CAD $5,000). As a result, the Company issued 833,334 common shares.

Pursuant to the terms of the Company’s previous September 2014 flow-through share agreement, and the March 2015 flow-through share agreement, the Company is required to incur and renounce CAD $5,000 and CAD $19,473, respectively, in qualifying Canadian Exploration Expenses to subscribers by December 31, 2015 and December 31, 2016, respectively. As at March 31, 2015, CAD $22,093 in exploration expenses were remaining to be incurred.

Of the $15,312 in proceeds received under the March 2015 flow-through share agreement, $9,814 was recorded as share capital and $5,498 was recorded as an obligation to renounce flow-through exploration expenditures on the Condensed Consolidated Balance Sheets. The following is a continuity schedule of the liability portion of the flow-through share issuance:

Balance at December 31, 2014	$857
Increase to obligation arising from March 2015 issuance	5,498
Reduction of obligation upon incurring expenditures	(112)
Balance at March 31, 2015	$6,243

10.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.
The Company’s shares have no par value.

Issued and outstanding:

	March 31, 2015		March 31, 2014
	Number of		Number of
	common	Ascribed	common	Ascribed
	shares	value	shares	value
Balance, beginning of period	249,648,617	$2,029,991	247,569,811	$2,021,837
Shares issued on redemption of performance share units	34,722	175	-	-
Shares issued through dividend reinvestment plan	210,927	565	275,577	1,208
Shares issued through employee share purchase plan	203,506	621	137,955	484
Shares issued on exercise of stock options	97,641	291	548	2
Fair value of share-based compensation on stock options exercised	-	334	-	4
Shares issued through flow-through financing (Note 9)	3,292,922	9,814	-	-
Balance, end of period	253,488,335	$2,041,791	247,983,891	$2,023,535

(b)	Dividends

On February 19, 2015, the Company’s Board of Directors approved a dividend of $0.023 per share, payable to shareholders of record on March 2, 2015, and paid on March 16, 2015.

(c)	Stock options (in Canadian dollars)

The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units, performance share units, and restricted share units may be granted to directors, officers, employees, and consultants of the Company. The maximum number of common shares that may be reserved and set aside for issuance under the plan is 6.5% of the common shares outstanding at the time of granting the award (on a non-diluted basis). Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of three to four years or as determined by the Company’s Board of Directors.

Stock option disclosures are in Canadian dollars as the Canadian dollar is the source currency of the Company’s stock option grants.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

No stock options were granted during the three months ended March 31, 2015. The fair value of the options granted during the three months ended March 31, 2014 were calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

March 31
2014
Dividend yield	2.30%
Expected volatility	56.79%
Risk free interest rate	1.22%
Expected life	2.5 years
Exercise price	$3.80
Share price	$4.09
Grant date fair value	$1.36

Expected volatility was determined based on historical share price volatility over the expected life of the option granted.

	March 31, 2015		March 31, 2014
		Weighted		Weighted
	Options	average price	Options average price
Outstanding, beginning of period	13,773,685	$6.38	11,313,300	$7.29
Granted	-	$-	20,000	$3.80
Forfeited	(5,000)	$4.03	(65,000)	$6.67
Expired	(634,243)	$8.33	(402,945)	$10.16
Exercised	(97,641)	$3.61	(548)	$2.85
Outstanding, end of period	13,036,801	$6.31	10,864,807	$7.18
Options exercisable, end of period	6,808,906	$7.58	5,589,008	$8.01

During the three months ended March 31, 2015, employees, consultants, officers and directors of the Company exercised 97,641 options (three months ended March 31, 2014 - 548) for total proceeds of $352 (three months ended March 31, 2014 - $2). The weighted average share price at the date of exercise for stock options exercised during the three months ended March 31, 2015 was $4.90 (three months ended March 31, 2014 - $5.05) .

Set forth below is a summary of the outstanding options to purchase common shares as at March 31, 2015:

	Options outstanding			Options exercisable
	Number	Weighted average	Average life	Number	Weighted average
Option Price	outstanding	exercise price	(yrs)	exercisable	exercise price
$2.51 - 4.00	290,826	$3.03	1.28	257,492	$2.91
$4.01 - 6.00	5,564,524	$4.04	4.28	741,400	$4.09
$6.01 - 7.00	1,486,500	$6.70	2.61	1,254,000	$6.69
$7.01 - 7.50	888,226	$7.15	2.77	682,346	$7.17
$7.51 - 9.00	2,782,932	$8.10	3.03	2,135,017	$8.09
$9.01 - 9.50	682,500	$9.29	3.70	521,875	$9.29
$9.51 - 10.00	751,543	$9.73	1.92	729,526	$9.74
$10.01 - 10.50	150,000	$10.09	3.05	112,500	$10.09
$10.51 - 11.00	250,000	$10.95	3.62	187,500	$10.95
$11.01 - 12.50	189,750	$11.44	1.88	187,250	$11.44
Total	13,036,801			6,808,906

(d)	Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the three months ended March 31, 2015, the Company recognized $268 as an expense (three months ended March 31, 2014 - $204) related to this plan. At March 31, 2015, all of the expense for the three months ended March 31, 2015 was payable by the Company (December 31, 2014 - $278).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The following is a summary of the Deferred Share Units (“DSUs”), Performance Share Units (“PSUs”), and share-settled Restricted Share Units (“RSUs”) outstanding during the three months ended March 31, 2015 and 2014:

	Three months ended
	March 31	March 31
	2015	2014
Deferred Share Units (e)
Granted	-	-
Grant date fair value	$-	$-
Dividend-equivalent units granted	2,146	2,237
Dividend-equivalent units grant date fair value	$14	$16
Redeemed	-	-
Performance Share Units (f)
Granted	-	80,000
Grant date fair value	$-	$298
Dividend-equivalent units granted	4,790	3,849
Dividend-equivalent units grant date fair value	$13	$17
Expense	$22	$214
Redeemed	60,007	-
Restricted Share Units (g)
Granted	-	-
Grant date fair value	$-	$-
Dividend-equivalent units granted	5,332	3,199
Dividend-equivalent units grant date fair value	$14	$14
Expense	$284	$215
Redeemed	-	-

(e)	Deferred share unit plan

The Company awards Deferred Share Units as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the volume weighed average closing share price of the last five days prior to that date. At March 31, 2015, 255,356 DSUs were vested and outstanding (December 31, 2014 - 253,210).

(f)	Performance share unit plan

The Company awards Performance Share Units as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the PSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the PSU vesting date, assuming certain performance conditions are met. PSUs are measured using the volume weighted average closing share price of the last five days prior to granting of the units. At March 31, 2015, 570,006 PSUs were outstanding (December 31, 2014 - 625,223). At March 31, 2015, none of the outstanding PSUs were vested (December 31, 2014 - nil).

(g)	Restricted share unit plan

The Company awards Restricted Share Units as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the RSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the RSU vesting date. The Company records RSUs that will be cash-settled as liabilities and RSUs that will be share-settled within shareholders’ equity. RSUs are measured using the volume weighted average closing share price of the last five days prior to granting of the units. At March 31, 2015, 634,508 share-settled RSUs were outstanding (December 31, 2014 - 636,769). At March 31, 2015, 83,094 of the outstanding share-settled RSUs had vested (December 31, 2014 - 82,395).

12

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

11.	Loss from operations

The Company’s loss from operations includes the following expenses presented by function:

	Three months ended
	March 31	March 31
	2015	2014
Cost of sales	$59,519	$77,561
General and administrative	4,750	9,256
Exploration and business development	3,581	200
	$67,850	$87,017

Included in general and administrative expense for the three months ended March 31, 2015 is $1,282 of share-based compensation expense (three months ended March 31, 2014 - $2,362).

Exploration and business development expense for the three months ended March 31, 2015 includes impairment charges of $3,175 relating to exploration properties.

12.	Other income / (loss)

	Three months ended
	March 31	March 31
	2015	2014
Gain on termination of retained interest royalty	$5,215	$-
Fair value adjustment on prepayment option embedded derivative (Note 15)	3,749	-
Realized and unrealized losses on derivative assets and liabilities (Note 15)	(2,859)	-
Income from net smelter return royalties (Note 7)	624	-
Amortization expense from net smelter return royalties (Note 7)	(310)	-
Reduction of obligation to renounce flow-through exploration expenditures (Note 9)	112	-
Interest income	109	589
Unrealized and realized gains on investments	-	5,810
Loss on modification of convertible notes	-	(15,645)
Reclassification of accumulated losses on available-for-sale investments	-	(2,740)
Fair value adjustment on option component of convertible senior notes	-	413
Other	333	91
	$6,973	$(11,482)

13.	Loss per share

Basic loss per share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the three months ended March 31, 2015 of 250,838,735 (three months ended March 31, 2014 - 248,153,886). For the three months ended March 31, 2015 and 2014, net loss and basic weighted average shares outstanding are equal to diluted loss and diluted weighted average shares outstanding, as the impact of all potential common shares was anti-dilutive.

The following items were excluded from the computation of diluted weighted average shares outstanding for the three months ended March 31, 2015 and 2014 because their effect would have been anti-dilutive:

	Three months ended
	March 31	March 31
	2015	2014
Stock options	13,036,801	10,864,807
Convertible senior notes	61,704	15,669,850
Restricted share units	551,414	322,266
Performance share units	570,006	394,411

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

14.	Supplemental cash flow information

	Three months ended
		March 31
		2014
	March 31	Restated
Non-cash adjustments to reconcile net loss to operating cash flows:	2015	(Note 3)
Amortization and depletion	$21,585	$28,593
Deferred income tax expense / (recovery)	28,314	(3,811)
Gain on termination of retained interest royalty	(5,215)	-
Unrealized foreign exchange loss	3,878	2,430
Fair value adjustment on prepayment option embedded derivative	(3,749)	-
Impairment charges	3,175	-
Unrealized losses on derivative assets and liabilities	2,377	-
Share-based compensation, net of forfeitures	1,282	2,362
Amortization of net smelter return royalties	310	-
Equity in loss of associate and joint venture	145	92
Reduction of obligation to renounce flow-through exploration expenditures	(112)	-
Unrealized and realized gains on investments	-	(5,810)
Loss on modification of convertible notes	-	15,645
Reclassification of accumulated losses on available-for-sale investments	-	2,740
Fair value adjustment on option component of convertible senior notes	-	(413)
Other non-cash items	896	532
	$52,886	$42,360
Change in non-cash operating working capital:
Receivables	$(1,235)	$(3,074)
Current income tax receivable	-	21,733
Prepaids and deposits	830	801
Inventories	(2,640)	(6,109)
Trade payables and accrued liabilities	(116)	(2,074)
Current income tax liability	245	(255)
	$(2,916)	$11,022

Supplemental information:
Interest paid	$12,382	$4,000
Interest received	$57	$545
Income taxes paid	$173	$1,052

Non-cash transactions:
Acquisition of assets under capital lease	$3,904	$-
.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

15.	Financial instruments and risk management

Fair values of financial instruments

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

-	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
-	Level 2 inputs are based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
-	Level 3 inputs are unobservable (supported by little or no market activity).

	March 31, 2015		December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Cash	$91,084	$-	$89,031	$-
Financial assets at fair value through profit or loss Prepayment option embedded derivative (a)	-	10,490	-	6,741
Available-for-sale financial assets Equity investments (b)	176	-	184	-
Financial liabilities at fair value through profit or loss Currency options (c)	-	(2,823)	-	(447)
	$91,260	$7,667	$89,215	$6,294

The methods of measuring each of these financial assets and liabilities have not changed during 2015. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

The fair values of financial instruments measured at amortized cost, except for the secured notes, as discussed below, approximate their carrying amounts at March 31, 2015. The fair value of the senior secured notes was $308,700 at March 31, 2015 (December 31, 2014 - $289,800) compared to a carrying value of $293,443 (December 31, 2014 - $296,755), which includes the value of the prepayment option embedded derivative included in the table above. The fair value of this liability was determined using a market approach with reference to observable market prices for identical assets traded in an active market.

(a)	Prepayment option embedded derivative

On March 27, 2014, the Company completed an offering of $315,000 senior secured notes (the “secured notes”). The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives that require bifurcation from the host contract, and are outlined below:

-	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value
-	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value
-	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value

The prepayment options are measured at fair value and offset against the carrying value of the secured notes on the Condensed Consolidated Balance Sheets, with changes in the fair value recognized as unrealized gains / (losses) in other income / (loss) on the Condensed Consolidated Statements of Operations (note 12).

The Company measures the fair value of the prepayment option embedded derivative using the Black-Karasinski model of interest rate uncertainty within a FinCAD callable / puttable bond model. Because the valuation is dependent on inputs derived from observable market data, the embedded derivative component of the secured notes is classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following assumptions:

	March 31	March 31
	2015	2014
Volatility	49%	32%
Credit spreads	6.00%	5.54%

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

Changes in these assumptions would have the following impact on net loss for the three months ended March 31, 2015:

	March 31	March 31
	2015	2014
2% increase in volatility	$473	$567
2% decrease in volatility	$(504)	$(567)
0.5% increase in credit spreads	$(977)	$(756)
0.5% decrease in credit spreads	$1,134	$851

(b)	Equity investments

The Company’s available-for-sale equity investments are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the closing market price of the investment equity security multiplied by the quantity of shares held by the Company.

(c)	Currency options

The fair value of option contracts is determined using a market approach with reference to observable market prices for identical assets traded in an active market, and as such, option contracts are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

As at March 31, 2015, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. The details of these option contracts for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:

			Local	Local currency	Local currency	Call option	Put option
Period covered		Contract	Currency	per month	total	per USD	per USD
1-Apr-15	31-Dec-15	Collar	CAD	7,500	67,500	1.1111	1.2246
1-Apr-15	31-Dec-15	Collar	MXN	30,000	270,000	14.00	15.71

The fair value of these contracts was a liability of $2,823 at March 31, 2015 (December 31, 2014 – liability of $447). During the three months ended March 31, 2015, the Company made payments of $482 on option contracts settled during the period, and recognized unrealized losses of $2,377 on option contracts outstanding at March 31, 2015 in other income / (loss) within the Condensed Consolidated Statements of Operations (note 12).

16

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

16.	Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has two reportable segments, as follows:

-	Mexico: El Chanate mine
-	Canada: Young-Davidson mine

Corporate and other consists of the Company’s corporate offices and exploration properties.

The following are the operating results by reportable segment:

		Three months ended March 31, 2015
			Corporate
	Mexico	Canada	and other	Total

Revenue from mining operations	$20,177	$45,182	$-	$65,359

Production costs	10,002	27,710	-	37,712
Refining costs	144	46	-	190
Amortization and depletion	4,157	17,374	54	21,585
Reclamation, care and maintenance costs	-	-	32	32
General and administrative	226	64	4,460	4,750
Exploration and business development	-	-	406	406
Impairment charges	-	-	3,175	3,175
	14,529	45,194	8,127	67,850
Earnings / (loss) from operations	$5,648	$(12)	$(8,127)	$(2,491)
Expenditures on property, plant and equipment, mining interests & intangible assets	$7,210	$23,838	$4,123	$35,171

	Three months ended March 31, 2014
			Corporate
	Mexico	Canada	and other	Total

Revenue from mining operations	$23,937	$47,016	$-	$70,953

Production costs	11,219	36,674	-	47,893
Refining costs	107	33	-	140
Amortization and depletion	4,485	23,972	136	28,593
Reclamation, care and maintenance costs	-	-	935	935
General and administrative	304	-	8,952	9,256
Exploration and business development	-	-	200	200
	16,115	60,679	10,223	87,017
Earnings / (loss) from operations	$7,822	$(13,663)	$(10,223)	$(16,064)
Expenditures on property, plant and equipment, mining interests & intangible assets	$8,257	$45,364	$1,991	$55,612

The following are total assets by reportable segment:
			Corporate
	Mexico	Canada	and other	Total
Total assets at March 31, 2015	$188,470	$1,841,263	$255,248	$2,284,981
Total assets at December 31, 2014	$183,075	$1,833,404	$265,347	$2,281,826

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands of United States dollars unless otherwise stated)

The Company’s revenue is derived from the sale of gold and silver in Mexico and Canada, as disclosed in the tables above. The Company sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

17.	Events after the reporting period

(a)	Declaration of dividend

On May 6, 2015, the Company’s Board of Directors approved a dividend of $0.01 per share, payable to shareholders of record on May 19, 2015.

(b)	Merger with Alamos Gold Inc. (“Alamos”)

On April 13, 2015, the Company announced that it had entered into a definitive agreement with Alamos pursuant to which the Company will combine with Alamos to form a new intermediate gold producer (“MergeCo”). Under the terms of the merger, holders of the Company’s common shares will be entitled to receive 0.5046 of a MergeCo share for each share held and Alamos shareholders will receive 1 MergeCo share and $0.0001 in cash for each share held. Upon completion of the merger, former Alamos and AuRico shareholders will each own, as a group, approximately 50% of MergeCo (named Alamos Gold Inc.).

In addition, a new company (“AuRico Metals Inc.”) will be created to hold the Company’s Kemess project, a new 1.5% net smelter return royalty on the Company’s Young-Davidson mine, the Company’s Fosterville and Stawell net smelter return royalties, and $20 million in cash. Upon completion of the merger, MergeCo will own a 4.9% equity interest in AuRico Metals Inc., and the remaining shares will be distributed 50% each to former Alamos and AuRico shareholders, as a group.

The merger is subject to shareholder and other applicable regulatory approvals, and satisfaction of other customary conditions, and, if approved, is expected to close mid-year 2015.

Should the merger not be completed, in certain circumstances termination fees of $28.4 million will be paid to Alamos and $37.5 million will be paid to the Company.

(c) Private placement

In connection with the merger with Alamos, Alamos subscribed for approximately 27.9 million common shares of the Company on a private placement basis, representing 9.9% of the Company’s outstanding common shares, after giving effect to the private placement. The common shares were issued at a price of $2.99 per share, equal to the closing price on the New York Stock Exchange on April 10, 2015. The gross proceeds of $83.3 million were received on April 20, 2015.

18